Exhibit 99.1

AKUMIN INC.

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Akumin Inc. will be held on November 23, 2021 at 10:00 a.m. (Eastern time) electronically only through a virtual meeting portal hosted by TSX Trust Company (“TSX Trust”) at https://virtual-meetings.tsxtrust.com/1227, the meeting ID is “1227” and password is “akumin2021”, for the following purposes:

a)	to elect Rhonda Longmore-Grund, Paul Viviano and James Wyper as directors of the Company to serve until the end of the next annual meeting of shareholders; and

b)	to consider such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

In this Notice, “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders.

Who has the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof, if you were a holder of common shares of the Company (“Common Shares”) at the close of business on the record date, which the board of directors of the Company has fixed as October 22, 2021.

Your vote is important

This Notice is accompanied by the Management Information Circular, a form of proxy for a registered shareholder or a voting instruction form for a beneficial shareholder (collectively, the "Meeting Materials"). As an Akumin shareholder, it is important that you read the accompanying Meeting Materials carefully.

You are entitled to vote at the Meeting either in person (by virtual attendance) or by proxy. If you are unable to attend the Meeting in person (by virtual attendance), you are requested to vote your Common Shares using the enclosed form of proxy or voting instruction form, as applicable.

Registered shareholders should complete and sign the enclosed form of proxy and return it in the envelope provided.

Alternative methods of voting by proxy are outlined in the accompanying Management Information Circular.

Proxies must be received by the Company’s transfer agent, TSX Trust, by no later than 10:00 a.m. (Eastern time) on November 19, 2021 either by: (a) mailing it to the following address: TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto ON M5H 4H1, Attention: Proxy Department; (b) faxing it to 416-595-9593; or (c) emailing a PDF copy to tsxtrustproxyvoting@tmx.com.

Proxies may also be voted online at www.voteproxyonline.com by inserting the 12-digit control number listed on your proxy.

Alternatively, registered shareholders may attend the Meeting by logging into the virtual portal hosted by TSX Trust at https://virtual-meetings.tsxtrust.com/1227, the meeting ID is “1227” and password is “akumin2021”. To register for the Meeting, registered shareholders must go to that website using Chrome, Safari, Edge or Firefox (but not Internet Explorer) internet browsers, enter the control number included in the form of proxy such shareholder received from our transfer agent, TSX Trust, and enter the case sensitive password (password is: akumin2021) included with the Meeting materials sent to the shareholder.

If you are a non-registered beneficial shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares that are held through intermediaries.

Shareholders are reminded to review the Management Information Circular before voting.

DATED this 18th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine
Chairman and Co-Chief Executive Officer, Director
Toronto, Ontario